February 10, 2026

Amir Farrokh Heshmatpour
Chief Executive Officer
NeOnc Technologies Holdings, Inc.
23975 Park Sorrento, Suite 205
Calabasas, CA 91302

       Re: NeOnc Technologies Holdings, Inc.
           Registration Statement on Form S-1
           Filed February 6, 2026
           File No. 333-293281
Dear Amir Farrokh Heshmatpour:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Thomas J. Poletti, Esq.